June 24, 2019

Gregor McMillan
Barclays International Treasury   Head of Capital Markets Execution
BARCLAYS BANK PLC
745 Seventh Avenue
New York, New York 10019

       Re: BARCLAYS BANK PLC
           Registration Statement on Form F-3
           Filed June 14, 2019
           File No. 333-232144

Dear Mr. McMillan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services